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Exhibit (a)(5)(iv)

News Release

For immediate release

MICROCELL ANNOUNCES MAILING OF DIRECTORS' CIRCULAR
RECOMMENDING REJECTION OF OFFERS FROM TELUS CORPORATION

Montréal, May 31, 2004 — Microcell Telecommunications Inc. ("Microcell" or the "Company") (TSX: MT.A; MT.B) announced today the mailing of the Directors' Circular containing the previously announced recommendation of the Board of Directors that holders of Microcell's Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 not tender into the unsolicited offers from TELUS Corporation commenced on May 17, 2004. The mailing will be completed on or before June 1, 2004. The Directors' Circular will also be available on SEDAR at www.sedar.com and on Microcell's web site at www.microcell.ca.

The Board of Directors continues its full strategic review in order to determine the best way to maximize value for all holders of securities and intends to use the time provided by Microcell's existing Shareholder Rights Plan to actively pursue all its alternatives. The Board of Directors has deferred the separation time that would otherwise have occurred under the Shareholder Rights Plan as a consequence of TELUS' offers until a date to be determined by the Board of Directors in the future.

The Company will be filing with the U.S. Securities and Exchange Commission an amended solicitation/recommendation statement on Schedule 14D-9, which will be available at the SEC's web site at www.sec.gov.

About the Company

Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares. The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Shares may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information:

Investment community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca

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MICROCELL ANNOUNCES MAILING OF DIRECTORS' CIRCULAR RECOMMENDING REJECTION OF OFFERS FROM TELUS CORPORATION